

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 7, 2008

Mr. Terry McConnaughey
President and Director
Silver Butte Co., Inc.
520 Cedar Street
Sandpoint, ID 83864

>   **Re: Silver Butte Co., Inc.**
>   **File No. 001-05790**

Dear Mr. McConnaughey:

   This letter is to inform you that the staff has received a SECPS letter from LeMaster & Daniels PLLC, notifying the Chief Accountant of the Commission that your auditor/client relationship with LeMaster & Daniels PLLC has ceased. Accordingly, you should file an Item 4 Form 8-K immediately. The filing was due within four business days after the date the relationship with LeMaster & Daniels PLLC ceased.

   Item 304 of Regulation S-K describes the disclosure requirements of the Item 4 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. If your accountants' confirming letter is not filed with your Item 4 Form 8-K, their letter should be filed with an amended Form 8-K, on Exhibit 16, within two business days of receipt, but no later than 10 business days after filing the Form 8-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact me at (202) 551-3863.

Sincerely,

Donald F. Delaney
Staff Accountant